                                                                   EXHIBIT 99.A5


Contact:
Joe Podolski, President and CEO
podolski@zonagen.com
281-719-3447

FOR IMMEDIATE RELEASE


               ZONAGEN REPORTS FINAL RESULTS OF SELF TENDER OFFER

         (The Woodlands, Texas) - January 13, 2004 - Zonagen, Inc. (Nasdaq:
ZONA) announced today the final results of its self tender offer, which expired at 12:00 midnight, Eastern Standard Time, on January 7, 2004. Based on the final count by the depository for the tender offer, 6,548,485 shares of common stock, including 60,888 shares issuable upon exercise of options tendered by directors for repurchase, were properly tendered and not withdrawn which is 285,970 shares less than previously reported as a result of the depository's verification and final confirmation of the tendered shares. Zonagen is accepting for purchase 6,548,485 shares at a purchase price of $2.10 per share in accordance with the terms of the offer. As a result of the completion of the tender offer, and immediately following payment for the tendered shares, Zonagen will have just under 5 million shares of common stock outstanding. In addition, Zonagen had cash and marketable securities of $22.9 million (unaudited) and current liabilities of $635,000 (unaudited) at December 31, 2003, which is exclusive of any shares purchased through the tender offer discussed above. Any questions regarding the tender offer may be directed to Computershare Trust Company at
(303) 262-0600, ext. 4732.

         ABOUT ZONAGEN

         Zonagen is engaged in the development of pharmaceutical products that address diseases and conditions associated with the human reproductive system.